November 3, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Verano Holdings Corp.

Request for Withdrawal of Registration Statement on Form 20FR12G

Filed September 20, 2021

File No. 000-56342

Accession Number: 0001493152-21-023118

Division of Corporation Finance:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Verano Holdings Corp., a British Columbia corporation (the “Company”), hereby respectfully requests the immediate withdrawal of the above referenced registration statement on Form 20FR12G together with all exhibits thereto, filed by the Company on September 20, 2021 (the “Registration Statement”), in connection with the voluntary registration of the Company’s Class A subordinate voting shares, without par value, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company reserves the right to resubmit the Registration Statement at a future date.

In the absence of withdrawal, pursuant to Section 12(g)(1) of the Exchange Act, the Registration Statement would automatically become effective 60 days after the initial filing of the Registration Statement. The Company believes that it is in the best interest of the Company to withdraw the Registration Statement prior to the effective date. Accordingly, the Company respectfully requests that the Registration Statement be withdrawn effective as of the date hereof or at the earliest practical date, but in any event prior to November 19, 2021.

If you have any questions or require additional information, please do not hesitate to contact the undersigned at (312) 983-7187, or Rob Condon, Esq. of Dentons US LLP, our outside legal counsel, at (212) 768-6839.

Sincerely,

/s/ Darren Weiss
Darren Weiss, Chief Operating Officer,
Chief Legal Officer & General Counsel

cc:	Rob Condon, Esq., Dentons US LLP